Exhibit 99.1

DESCRIPTION OF OUR CAPITAL STOCK

AFTER THE CONVERSION

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Differences from Current Bank Mutual Corporation Common Stock

The rights of shareholders of the Wisconsin-chartered successor Bank Mutual Corporation will be substantially similar to those of the current federally-chartered Bank Mutual Corporation. Even though the chartering laws are different, federal law provides that a federally-chartered mutual holding company subsidiary such as the current Bank Mutual Corporation may elect to be governed by provisions of state law, which we have done.

However, because of differences in their chartering documents and certain provisions of federal law which differed from Wisconsin law, the rights of shareholders in the new Bank Mutual Corporation will be somewhat different. The differences which we believe to be material to investors are summarized below:

•	Shareholders will now be clearly subject to the Wisconsin employee wage claim statute described above; it is unsettled whether that statute would apply to a federally-chartered corporation.

•	The Wisconsin statutory provisions discussed under “Restrictions on Acquisition of Bank Mutual Corporation—Wisconsin Statutory Provisions,” such as supermajority voting in the case of a combination with an affiliate, fair price statute, control share voting restrictions, and derivative action restrictions, will apply to Bank Mutual Corporation; they do not apply to a federally-chartered corporation.

•	For the first five years, shares beneficially owned by any person or entity (other than an employee plan) in excess of 10% of Bank Mutual Corporation’s outstanding common stock will not have any voting rights; that does not currently apply.

•	Directors may now be removed either for cause by a majority shareholder vote, or without cause by two-thirds shareholder vote; previously, directors could only be removed for cause.

•	If there is a vacancy on the board of directors, the replacement director may serve until the end of the term rather than the next meeting of shareholders.

•	The shareholder notice provisions for nominations for director and/or shareholder proposals provide for significantly earlier notice, and additional information, as compared to current provisions.

•	Special meetings of shareholders may now be called, as provided under Wisconsin law, upon the written request of holders of not less than 10% of the outstanding shares of common stock.